Contact

www.linkedin.com/in/jim-meyerle-3495b93 (LinkedIn)
www.evolvondemand.com (Company)

Top Skills

SaaS

Analytics

Start-ups

Publications

Meet the New Boss: Big Data

They're Watching You at Work

Robot Recruiters: Big Data and Hiring

Building a Winning Data Research and Development Team

The 7 Attributes of Exceptional Founders

Jim Meyerle

Founder, Prufrock Ventures

San Francisco, California, United States

Experience

Prufrock Ventures

Founder

April 2022 - Present (2 years 2 months)

San Francisco Bay Area

Prufrock Ventures is a company builder and investor. We are a team of former venture backed founders and Amazon alumni who build and scale new ventures.

Amazon

Startup Team

June 2017 - March 2022 (4 years 10 months)

San Francisco Bay Area

Amazon.com, Inc. is an American multinational technology company which focuses on e-commerce, cloud computing, digital streaming, and artificial intelligence. Business units include Amazon.com, AWS, Twitch, Prime, Amazon Music and many others.

Founders Factory Ltd

Co-Founder

2015 - 2017 (2 years)

London, UK

Founders Factory is a multi-sector corporate backed incubator, accelerator and venture fund at the very center of the European technology ecosystem. Backed by L'Oreal, Aviva, MacMillan, EasyJet, CSC and Guardian Media and with a 60+ person operating team, we provide early stage capital, access to global corporations, as well as an internal team of dedicated operators to support development of breakout tech startups.

Evolv (Acquired CSOD)

Co-Founder

2007 - 2014 (7 years)

Evolv's solutions distill a complex web of employee lifecycle data into actionable insights that improve employee satisfaction and job performance. Evolv was an early use case for how big data and machine learning could

transform critical business functions and was a leader in workforce analytics. Evolv was utilized by over 20 of the Fortune 100 (including AT&T, Xerox, IBM, Amazon) and was backed by top VCs (Lightspeed, Khosla, GGV Capital, VPCP). Evolv was also a regular feature in national press. Acquired by Cornerstone (CSOD) in November 2014.

Keystone Strategy
Consultant
2005 - 2007 (2 years)

Keystone brings together strategists, economists and experts to tackle complex issues for technology driven companies. By staffing projects with MBAs, PhDs and Professors, we are able to apply strategic perspective, rigorous statistical analysis and economic thought leadership to develop innovative, actionable solutions for our clients.

InvestRx
Partner
2003 - 2006 (3 years)

InvestRx is a private equity investment fund focused exclusively on acquiring and consolidating companies that provide outsourced revenue cycle management services for US healthcare providers. Acquired by Waud Capital Partners.

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Education

University of St Andrews
MS, Economics · (2002 - 2003)

University of Virginia
BA, Political and Social Thought · (1998 - 2002)